UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Liberty Global plc

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Liberty Global Class A Ordinary Shares, nominal value $0.01 per share

Liberty Global Class C Ordinary Shares, nominal value $0.01 per share

(Title of Class of Securities)

Liberty Global Class A Ordinary Shares: G5480U 104

Liberty Global Class C Ordinary Shares: G5480U 120

(CUSIP Number of Ordinary Shares)

Bryan H. Hall, Esq.

Executive Vice President & General Counsel

Griffin House,

161 Hammersmith Rd,

London, United Kingdom

+44.208.483.6449 or +1.303.220.6600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

George Casey

Daniel Litowitz

Harald Halbhuber

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$2,500,000,000	$303,000

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $625 million in value of the Class A ordinary shares, nominal value $0.01 per share, and up to $1.875 billion in value of the Class C ordinary shares, nominal value $0.01 per share.

**

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2019, issued August 24, 2018, by multiplying the transaction valuation by 0.0001212.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the invitation by Liberty Global plc, a public limited company organized under the laws of England and Wales (the “Company”), for its shareholders to tender (i) up to $625 million in value of its Class A ordinary shares, nominal value $0.01 per share (each, a “Class A Share”), for purchase by Credit Suisse Securities (USA) LLC and HSBC Securities (USA) Inc., each acting as principal (each, a “Counterparty Bank,” and together, the “Counterparty Banks”), at a price not greater than $29.00 nor less than $25.25 per Class A Share (the “Class A Offer), and (ii) up to $1.875 billion in value of its Class C ordinary shares, nominal value $0.01 per share (each, a “Class C Share,” and the Class A Shares, individually or collectively with the Class C Shares, as appropriate, the “Shares”), for purchase by the Counterparty Banks at a price not greater than $28.50 nor less than $24.75 per Class C Share (the “Class C Offer”), in each case, to the seller in cash, less any applicable withholding taxes and without interest. The Class A Offer and the Class C Offer are being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 12, 2019 together with any amendments or supplements thereto, the “Offer to Purchase”), the applicable Letter of Transmittal (together with any amendments or supplements thereto, each, a “Letter of Transmittal” or collectively, the “Letters of Transmittal”) and other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and the Letters of Transmittal, the “Offers”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase, the Letter of Transmittal for Class A Shares and the Letter of Transmittal for Class C Shares, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the section captioned “Summary Term Sheet” of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) Name and Address: The name of the subject company is Liberty Global plc, a public limited company organized under the laws of England and Wales. The addresses and telephone numbers of its principal executive offices are: Griffin House, 161 Hammersmith Road, London W6 8BS, United Kingdom (telephone number: +44 (208) 483-6449 or (303) 220-6600). The information set forth in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities: The information set forth in the section of the Offer to Purchase captioned “Introduction” and in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price: The information set forth in the section of the Offer to Purchase captioned “Introduction” and Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address: The name of the filing person is Liberty Global plc, a public limited company organized under the laws of England and Wales. The addresses and telephone numbers of its principal executive offices are: Griffin House, 161 Hammersmith Road, London W6 8BS, United Kingdom (telephone number: +44 (208) 483-6449 or (303) 220-6600). The information set forth in Section 10 (“Certain Information Concerning Us”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

(a) Material Terms: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet,” and in Section 1 (“Number of Shares; Price; Proration”), Section 2 (“Purpose of the Offers; Certain Effects of the Offers; Plans and Proposals”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Conditional Tender of Shares”), Section 7 (“Conditions of the Offers”), Section 9 (“Source and Amount of Funds”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 13 (“Certain Tax Considerations”), Section 14 (“Extension of the Offers; Termination; Amendment”) and Section 16 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

(b) Purchases: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Agreements Involving the Subject Company’s Securities: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Purposes: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in Section 2 (“Purpose of the Offers; Certain Effects of the Offers; Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of the Securities Acquired: The information set forth in Section 2 (“Purpose of the Offers; Certain Effects of the Offers; Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans: The information set forth in Section 2 (“Purpose of the Offers; Certain Effects of the Offers; Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(c) Borrowed Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations: The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

(a) and (b) Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

(a) Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Section 2 (“Purpose of the Offers; Certain Effects of the Offers; Plans and Proposals”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(b) Other Material Information: The information in the Offer to Purchase, the Letter of Transmittal for Class A Shares and the Letter of Transmittal for Class C Shares, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, is incorporated herein by reference.

ITEM 12. EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated August 12, 2019.

(a)(1)(B)*	Letter of Transmittal for Class A Shares.

(a)(1)(C)*	Letter of Transmittal for Class C Shares.

(a)(1)(D)*	Notice of Guaranteed Delivery for Class A Shares.

(a)(1)(E)*	Notice of Guaranteed Delivery for Class C Shares.

(a)(1)(F)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(G)*	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(H)*	Summary Advertisement, dated August 12, 2019.

(a)(1)(I)*	Form of Notice of Withdrawal.

(a)(1)(J)*	Letter to Participants in the Liberty Global 401(k) Savings and Stock Ownership Plan.

(a)(1)(K)*	Direction Forms for Participants in the Liberty Global 401(k) Savings and Stock Ownership Plan.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release, dated August 7, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 8, 2019).

(a)(5)(B)	Earnings Call Transcript, dated August 8, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Tender Offer Statement on Schedule TO-C filed with the SEC on August 8, 2019).

(a)(5)(C)*	Press Release, dated August 12, 2019.

(b)	None.

(d)(1)*	Master Put/Call Agreement, between Liberty Global plc and Credit Suisse Securities (USA) LLC, dated August 9, 2019.

(d)(2)*	Master Put/Call Agreement, between Liberty Global plc and HSBC Securities (USA) Inc., dated August 9, 2019.

(d)(3)*	Option Framework Agreement, between Liberty Global plc and Credit Suisse Securities (USA) LLC, dated August 9, 2019.

(d)(4)*	Option Framework Agreement, between Liberty Global plc and HSBC Securities (USA) Inc., dated August 9, 2019.

(d)(5)	Liberty Global 2014 Incentive Plan (as amended and restated effective June 11, 2019) (the “Incentive Plan”) (incorporated by reference to Appendix B to the Company’s definitive proxy statement on Schedule 14A filed with the SEC on April 30, 2019).

(d)(6)	Form of Performance Share Units Agreement Under the Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 4, 2015).

(d)(7)	Form of Share Appreciation Rights Agreement Under the Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2014).

(d)(8)	Form of Restricted Share Units Agreement Under the Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2014).

(d)(9)	Liberty Global, Inc. 2005 Incentive Plan (as amended and restated effective June 7, 2013) (the “2005 Incentive Plan”) (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 7, 2013).

(d)(10)	Virgin Media 2010 Stock Incentive Plan (as amended and restated effective June 7, 2013) (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on June 7, 2013).

(d)(11)	Form of Stock Appreciation Rights Agreement Under the 2005 Incentive Plan (incorporated by reference to Exhibit 10.3 to Liberty Global, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2008).

(d)(12)	Form of Performance Share Units Agreement for Executive Officers Under the Incentive Plan (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2019).

(d)(13)	Liberty Global 2017 Annual Performance Award Program for Executive Officers Under the Incentive Plan (description of said program is incorporated by reference to the description thereof included in Item 5.02(e) of the Company’s Current Report on Form 8-K filed with the SEC on February 27, 2017).

(d)(14)	Liberty Global 2017 Compensatory Awards for Certain Executive Officers Under the Incentive Plan (description of said awards is incorporated by reference to the description thereof included in Item 5.02(e) of the Company’s Current Report on Form 8-K filed with the SEC on February 27, 2017).

(d)(15)	Liberty Global 2018 Annual Performance Award Program for Executive Officers Under the Incentive Plan (description of said program is incorporated by reference to the description thereof included in Item 5.02(e) of the Company’s Current Report on Form 8-K filed with the SEC on February 27, 2018).

(d)(16)	Liberty Global 2018 Performance Incentive Plan for Executive Officers Under the Incentive Plan (a description of said plan is incorporated by reference to the description thereof included in Item 5.02(e) of the Company’s Current Report on Form 8-K filed with the SEC on March 21, 2018).

(d)(17)	Deferred Compensation Plan (as amended and restated effective October 26, 2015) (incorporated by reference to Exhibit 10.29 to the Company’s Annual Report on the Company’s Annual Report on Form 10-K filed with the SEC on February 16, 2016).

(g)	Not applicable.
(h)	Not applicable.

*	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

LIBERTY GLOBAL PLC

Dated August 12, 2019	By:	/s/ Bryan H. Hall
Name: Bryan H. Hall
Title: Executive Vice President, General Counsel